UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                        Commission File Number 000-31779

                           NOTIFICATION OF LATE FILING

(Check one)
Form 10-K  [X] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ]  Form N-SAR [ ]


                         For Period Ended June 30, 2002
                               -----------------
                         __ Transition Report on Form 10-K and Form 10-KSB
                         __ Transition Report on Form 20-F
                         __ Transition Report on Form 11-K
                         __ Transition Report on Form 10-Q and Form 10-QSB
                         __ Transition Report on Form N-SAR
                         For the Transition Period Ended:_____________________

             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant: Security Intelligence Technologies, Inc.
               ---------------------

Former Name of Registrant: Hipstyle.com, Inc.

Address of Principal Executive Office (Street and Number):
145 Huguenot Street, New Rochelle, NY 10801

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)    The subject annual report, semi-annual report, transition report on
            Form 10-KSB, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-KSB without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Ben Jamil           914                     654-8700
           ----------   ------------------      -----------------------
             (Name)         (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [X] Yes [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's Form 10-KSB for the year ended June 30, 2001 reflected the operations of Hipstyle.com, Inc. On April 17, 2002, pursuant to an agreement and plan of merger, the Registrant (then known as Hipstyle.com, Inc.), CCS International, Ltd., a Delaware corporation ("CCS"), and CCS Acquisition Corp., a Delaware corporation ("Acquisition Corp"), Acquisition Corp. was merged into CCS, with the result that CCS became a wholly-owned subsidiary of the Company, and the former stockholders of CCS became the controlling stockholders of the Registrant, whose name was changed to Security Intelligence Technologies, Inc. The transaction is being accounted for as a reverse merger. As a result, the financial statements for the fiscal year ended June 30, 2001 which will be included in the Form 10-KSB for the fiscal year ended June 30, 2002, will reflect the operations of CCS. The audited financial statements for CCS for the fiscal year ended June 30, 2001 and the unaudited interim financial statements for the Registrant, reflecting the reverse merger accounting, were included in the Registrant's Form 8-K/A, Amendment No. 1, which has an event date of February 28., 2002 and which was filed with the Commission on July 1, 2002.


                    SECURITY INTELLIGENCE TECHNOLOGIES, INC.
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized


Dated:  September 27, 2002


By: /s/ Ben Jamil
    ---------------------------
Title: President and Chief Executive Officer